Exhibit 99.3
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION
AS AT AND FOR THE SIX MONTHS ENDED JUNE 30, 2007
Introduction
      The following unaudited pro forma combined condensed balance sheet as at, and unaudited pro forma combined condensed income statement for the period ended, June 30, 2007 and the notes thereto (together, the “pro forma financial information”) are based on the interim financial information of ABN AMRO and Barclays after giving effect to the proposed combination using the purchase method of accounting by applying the estimates, assumptions and adjustments described in the accompanying notes to the pro forma financial information.
      The interim financial information of both ABN AMRO and Barclays for the period ended, June 30, 2007 have been prepared in accordance with IFRS and reconciled to US GAAP.
      For the purposes of the preparation of the pro forma financial information:

•	The consolidated balance sheet of Barclays at June 30, 2007 has been combined with the consolidated balance sheet of ABN AMRO at June 30, 2007, both of which are prepared in accordance with IFRS and reconciled to US GAAP, as if the proposed combination giving effect to the sale of LaSalle had occurred on June 30, 2007;

•	The consolidated income statement of Barclays for the period ended, June 30, 2007 has been combined with the consolidated income statement of ABN AMRO for the period ended, June 30, 2007, both of which are prepared in accordance with IFRS and reconciled to US GAAP, as if the proposed combination giving effect to the sale of LaSalle had occurred on January 1, 2007; and

•	The presentation currency of the combined group is pound sterling as this is consistent with the presentation currency of the Barclays 2006 Form 20-F and Form 6-K. The presentation currency of the combined group will be euro should the proposed combination occur.
      The pro forma financial information includes appropriate adjustments to account for the events directly associated with the proposed combination. Any potential synergy benefits are not included within the pro forma financial information. Only costs which are expected to be directly incurred as part of the proposed combination have been included within the pro forma financial information.
      The pro forma adjustments directly relating to the proposed combination are based on effecting the pre-acquisition disposal of LaSalle, an estimate of the fair value of the consideration to be provided, and preliminary assessments of the fair values of assets acquired and liabilities assumed and available information and assumptions. If the proposed combination did occur, a final determination of these fair values will be based on Barclays management’s estimates of the fair values of the remaining assets and liabilities and an assessment of the fair values of the intangible assets as at the actual date of the combination. The final determination of these fair values will result in potentially material changes to the pro forma adjustments and the pro forma financial information included herein.
      The actual purchase price allocation will also be subject to change as a result of finalisation of asset and liability valuations. These final valuations will be based on the actual net tangible and intangible assets that existed as of the closing dates of the proposed combination. The effect of the final fair valuation of assets and liabilities and the determination of the final consideration may cause material differences to the following pro forma financial information.
      The final consideration will be determined based on the exchange ratio of ABN AMRO ordinary shares to Barclays ordinary shares and the fair value of Barclays ordinary shares at the date at which the offer is declared unconditional. As such, any changes in the fair value of the shares prior to that date may also cause material differences to the pro forma financial information. In addition, any changes in the foreign exchange rate prior to the date at which the offer is declared unconditional, may cause material differences.

      The pro forma financial information and accompanying notes should be read in conjunction with the interim financial information and the related notes thereto of Barclays for the period ended June 30, 2007. This data should also be read in conjunction with;

•	ABN AMRO 2006 20-F; and

•	ABN AMRO interim financial information and related notes thereto for the period ended, June 30, 2007 as filed with the SEC on a Current Report on Form 6-K on July 30, 2007.
      The unaudited pro forma combined condensed financial information is presented for information purposes only and does not represent what the results of operations would actually have been if the combination had occurred on the dates indicated nor does it project the results of operations for any future period.

Unaudited Pro Forma Combined Condensed Balance Sheet as at June 30, 2007
IFRS basis

						New share
			Pre			issuance —
			Acquisition	Acquisition	Share Options	CDB & TH	Notes to	Pro forma
	Barclays	ABN AMRO(1)	Disposal(2)	Adjustments(3)	Adjustments(3)	Adjustments(3)	adjustments	combined

	£m	£m	£m	£m	£m	£m		£m
Assets
Cash and other short-term funds	7,318	9,722	10,353	(16,960)	404	6,525	(a)	17,362
Trading and financial assets designated at fair value	355,938	88,467						444,405
Derivative financial instruments	174,225	80,779						255,004
Loans and advances to banks	43,191	18,560	(3,059)					58,692
Loans and advances to customers	321,243	216,454		2,238			(b)	539,935
Available for sale investments	47,764	64,211						111,975
Reverse repurchase agreements and cash collateral on securities borrowed	190,546	184,611						375,157
Property, plant and equipment	2,538	2,549						5,087
Other assets	15,499	86,364	(56,672)	19,193			(b) & (c)	64,384

Total assets	1,158,262	751,717	(49,378)	4,471	404	6,525		1,872,001

Liabilities
Deposits and items in the course of collection due to banks	89,635	170,670		(5)			(b)	260,300
Customer accounts	292,444	237,758		(54)			(b)	530,148
Trading and financial liabilities designated at fair value	142,742	28,344						171,086
Liabilities to customers under investment contracts	93,735	—						93,735
Derivative financial instruments	177,774	78,843						256,617
Debt securities in issue	118,745	128,295		(654)			(b)	246,386
Repurchase agreements and cash collateral on securities lent	181,093	—						181,093
Insurance contract liabilities, including unit linked liabilities	3,770	—						3,770
Subordinated liabilities	15,067	9,870		129			(d)	25,066
Other liabilities	14,536	79,930	(53,946)	3,334			(e)	43,854

Total liabilities	1,129,541	733,710	(53,946)	2,750	—	—		1,812,055

Net assets	28,721	18,007	4,568	1,721	404	6,525		59,946

Shareholders’ equity
Shareholders’ equity excluding minority interests	20,973	16,565	4,568	1,721	404	6,525		50,756
Minority interests	7,748	1,442						9,190

Total shareholders’ equity	28,721	18,007	4,568	1,721	404	6,525		59,946

(1)	The financial information of ABN AMRO in this unaudited pro forma combined condensed balance sheet reflects the IFRS financial information for continuing operations presented in the interim financial information for the period ended, June 30, 2007 as filed with the SEC on a Current Report on Form 6-K on July 30, 2007. Such information does not reflect any comments that the management of Barclays might make had they performed a detailed review. ABN AMRO financial statements have been reformatted to be consistent with Barclays line item presentation.

(2)	See Note 2 to the unaudited pro forma combined condensed financial information.

(3)	See Note 3 to the unaudited pro forma combined condensed financial information.

Unaudited Pro Forma Combined Condensed Income Statement for the period ended June 30, 2007 IFRS basis

			Other	Notes to		Pro forma
	Barclays	ABN AMRO(1)	Adjustments(3)	adjustments		combined

	£m	£m	£m			£m
Continuing operations
Net interest income	4,589	3,104	(572)	(f	)	7,121
Net fee and commission income	3,812	1,941	—			5,753
Principal transactions	3,207	1,761	—			4,968
Net premiums from insurance contracts	442	36	—			478
Other income	100	2,043	—			2,143

Total income	12,150	8,885	(572)			20,463
Net claims and benefits incurred on insurance contracts	(248)	—	—			(248)

Total income net of insurance claims	11,902	8,885	(572)			20,215
Impairment charges	(959)	(599)	—			(1,558)

Net income	10,943	8,286	(572)			18,657
Operating expenses	(6,847)	(6,963)	(716)	(g	)	(14,526)
Share of post-tax results of associates and joint ventures	—	94	—			94
Profit on disposal of subsidiaries, associates and joint ventures	5	—	—			5

Profit before tax	4,101	1,417	(1,288)			4,230
Tax	(1,158)	(292)	352	(h	)	(1,098)

Profit after tax	2,943	1,125	(936)			3,132

Profit attributable to minority interests	309	37	—			346
Profit attributable to equity holders of the parent	2,634	1,088	(936)			2,786

	2,943	1,125	(936)			3,132

Earnings per share data (pence)
— Basic	41.4	58.8				24.8
— Diluted	40.1	58.1				24.4

Number of shares (million)
Weighted average ordinary shares	6,356	1,855				11,242
Weighted average dilutive shares	6,534	1,874				11,420

(1)	The financial information of ABN AMRO in this unaudited pro forma combined condensed balance sheet reflects the IFRS financial information for continuing operations presented in the interim financial information for the period ended, June 30, 2007 as filed with the SEC on a Current Report on Form 6-K on July 30, 2007. Such information does not reflect any comments that the management of Barclays might make had they performed a detailed review. ABN AMRO financial statements have been reformatted to be consistent with Barclays line item presentation.

(2)	See Note 2 to the unaudited pro forma combined condensed financial information.

(3)	See Note 3 to the unaudited pro forma combined condensed financial information.

Notes to Unaudited Pro forma Combined Condensed Financial Information
1.  Description of proposed combination and estimated pro forma purchase price
      The pro forma financial information has been prepared on the basis of preliminary estimates and assumptions. The key assumptions used to prepare the pro forma financial information (excluding those in relation to LaSalle which are disclosed in note 2) are:

•	Potential cost synergy, revenue benefits and associated restructuring costs are not included within the pro forma financial information;

•	Only costs which are expected to be directly incurred as part of the proposed combination have been included within the pro forma financial information;

•	The presentation currency of the combined group is pound sterling as this is consistent with the presentation currency of Barclays 2006 Form 20-F, Barclays Bank combined Annual Report on Form 20-F and Form 6-K filed with the SEC. The presentation currency of the combined group will be euro should the proposed combination occur;

•	Further to the announcement on April 23, 2007 where the Barclays Board unanimously resolved to make an exchange offer for 100% of ABN AMRO ordinary shares, the Board announced the terms of a revised offer to ABN AMRO ordinary shareholders on July 23, 2007. The revised offer per ABN AMRO ordinary share consists of:

—	€13.15 in cash and

—	2.13 ordinary shares in Barclays

•	The announcement of July 23, 2007 also featured the financing of the revised offer. Barclays will finance the cash component of the revised offer from the following sources:

—	€12 billion (£8.1 billion) of capital released from the sale of LaSalle to Bank of America and previously intended to be returned to shareholders post closing of the transaction will be used to fund part of the cash consideration.

—	€9.8bn (£6.6 billion) of cash consideration is funded by the proposed investments of China Development Bank and Temasek.

—	Barclays will fund €3 billion (£2 billion) of the consideration from available cash resources.

•	In the absence of up to date information in the interim financial information of ABN AMRO, some adjustments were made in reference to applicable information from the ABN AMRO 2006 Form 20-F;

•	The consideration calculations have been translated using the exchange rates of 1.4706 (€ : £) and 2.0284 ($ : £) as published in the Financial Times on September 7, 2007;

•	All ABN AMRO employee share options not exercised as at July 16, 2007 (amounting to 30,691,954 shares), will become exercisable on the combination date and will be subject to the exchange offer on the same terms as all ABN AMRO ordinary shares. The cash inflow from employees on exercising these options has been assumed to be the weighted average strike price of €19.35 per share per the ABN AMRO 2006 Form 20-F;

•	ABN AMRO equity settled share awards have been assumed to roll over to Barclays equity settled share awards. Due to limited information available on the unvested share awards by grant date together with information on the income statement charge, no adjustment has been made within the unaudited pro forma combined condensed financial information;

•	The unaudited pro forma combined condensed financial information reflects the purchase price of the proposed combination to be £40,216m consisting of cash, Barclays ordinary shares and direct transaction costs;

•	The ABN AMRO income statement has been translated at a 2007 average exchange rate of 1.48 (€ : £) and the ABN AMRO balance sheet has been translated at the June 30, 2007 closing exchange rate of 1.49 (€ : £) in line with the exchange rates used in the published financial statements of Barclays for the period ended June 30, 2007;

•	Fair value adjustments of financial assets and liabilities have been made in line with the disclosures in the ABN AMRO 2006 Form 20-F and are amortised on a straight line basis over the appropriate maturity;

•	The fair value of property, plant & equipment and other non-financial instruments are not materially different to the balance sheet carrying values as disclosed in the ABN AMRO 2006 Form 20-F;

•	Calculation of goodwill is based on the closing price of Barclays ordinary shares of £5.825 as listed on the LSE Daily Official List on September 7, 2007;

•	The split of goodwill and intangible assets arising from the proposed combination has been based on a ratio of 70 : 30 in line with historical combinations within the financial services industry;

•	Intangible assets have been amortised on a straight line basis over the estimated useful economic life of 5 years; and

•	Different tax rates have been applied to individual adjustments by reference to the nature of the adjustment.
Estimated pro forma allocation of purchase price of the proposed combination
      The total estimated pro forma purchase price of the proposed transaction is as follows:

£m

Fair value of Barclays ordinary shares and Barclays ADSs issued(1)	23,286
Cash to acquire ABN AMRO ordinary shares(2)	16,782
Cash to acquire ABN AMRO (formerly convertible) preference shares	1
Estimated direct transaction costs (legal, accounting and other transaction costs)	147

Total estimated purchase price	40,216

Footnotes

(1)	Fair value has been calculated based on 1,877m ABN AMRO ordinary shares converted at the exchange ratio of 2.13 into 3,998m Barclays ordinary shares issued at the closing price on September 7, 2007 of £5.825.

(2)	Cash consideration has been calculated based on exchanging 1,877m ABN AMRO ordinary shares at €13.15 at the closing exchange rate published on September 7, 2007 of 1.4706 (€ : £)
     For the purposes of this pro forma, the proposed combination has been accounted for using the purchase method of accounting in accordance with IFRS. An estimated allocation of the purchase price to reflect the estimated fair values of certain ABN AMRO assets and liabilities has been reflected in the unaudited pro forma combined condensed financial information. Based on the initial estimates, and subject to changes which may be material upon completion of a final valuation, the preliminary allocation of the estimated pro forma purchase price is as follows:

		£m

Cash and other short-term funds		20,478
Trading and financial assets designated at fair value		88,467
Derivative financial instruments		80,779
Loans and advances to banks		15,501
Loans and advances to customers		218,692
Available for sale investments		64,211
Reverse repurchase agreements and cash collateral on securities borrowed		184,611
Property, plant and equipment		2,549
Other assets (including intangible assets)		32,188

Total assets		707,476

Deposits and items in the course of collection due to banks		170,666
Customer accounts		237,705
Trading and financial liabilities designated at fair value		28,344
Derivative financial instruments		78,843
Debt securities in issue		127,641
Subordinated liabilities		9,999
Other liabilities		29,317

Total liabilities		682,515

Net Assets		24,961

Estimated purchase consideration		40,216
Less: Estimated fair value of net assets	24,961
Minority interests of ABN AMRO not acquired	(1,442)

Estimated fair value of net assets excluding minority interests		(23,519)

Goodwill		16,697

      If the proposed combination occurs, Barclays will perform a valuation after the closing date to determine the actual values assigned to all acquired assets and liabilities associated with the proposed combination. Identified intangible assets, upon completion of the final valuation, will be amortised over their estimated useful economic lives.

2.	Pre acquisition disposal

•	The potential transaction is subject to an offer condition that prior to completion of the exchange offer, the LaSalle Agreement has been completed in accordance with its terms, or a purchase and sale agreement with another party with respect to the sale of LaSalle has been completed in accordance with its terms.

•	The adjustment represents the effect of the disposal of all LaSalle operations excluding capital markets activities within its Global Markets unit and Global Clients division as well as its US Asset Management business:

•	£56,672m represents the assets of LaSalle and is based upon the assets of businesses held for sale, which mainly consists of LaSalle as at June 30, 2007 published by ABN AMRO Holding N.V. in their interim financial report as at June 30, 2007 published on July 30, 2007;

•	£53,946m represents the liabilities of LaSalle and is based upon the liabilities of businesses held for sale, which mainly consists of LaSalle as at June 30, 2007 published by ABN AMRO Holding N.V. in their interim financial report as at June 30, 2007 published on July 30, 2007; and

•	£3,059m represents the receivable due to ABN AMRO Holding N.V. from LaSalle. For the purposes of this pro forma financial information it has been assumed that the receivable has been accounted for as Loans & Advances to Banks.

•	The $21 billion (£10 billion at the exchange rate on September 7, 2007 of 2.0284 ($ : £)) purchase price under the LaSalle Agreement will be adjusted in accordance with the terms of the LaSalle Agreement if the actual net income of LaSalle for the three months ended March 31, 2007 and the net income of LaSalle, with certain limited adjustments, for the period commencing on April 1, 2007 and concluding on the earlier of the date of the closing of the sale of LaSalle and December 31, 2007 is less than a pre-defined income threshold. No adjustment has been made to the LaSalle purchase price as no information on the performance of LaSalle is available.

3.	Other adjustments
      The other adjustments included in the pro forma financial information have been prepared as if the proposed combination was completed at June 30, 2007 for balance sheet purposes and at January 1, 2007 for income statement purposes.
Adjustments to the balance sheet reflect:
      (a) Adjustments reflecting the cash flows of:
                    Acquisition adjustments

These comprise cash outflows relating to the acquisition of ABN AMRO ordinary shares (£16,782m), stamp duty (£30m), cash to acquire ABN AMRO (formerly convertible) preference shares (£1m) and estimated transaction costs (£147m).
                    Share Options Adjustment

All ABN AMRO employee share options not exercised as at July 30, 2007 (amounting to 30,691,954 shares), will become exercisable on the combination date and will be subject to the exchange offer consistent with all ABN AMRO ordinary shares. The cash inflow (£404m) from employees on exercising these options has been assumed to be the weighted average strike price of €19.35 per share per the ABN AMRO 2006 Form 20-F.
                    New share issuance — China Development Bank and Temasek

Cash inflows relating to the issue of 888,513,514 new Barclays ordinary shares to China Development Bank, Temasek and the placees under the clawback placing at £7.40 per share less £50m of fees and expenses (£6,525m).

(b)	Adjustments reflecting the difference between carrying value and fair value of ABN AMRO financial assets and liabilities at the balance sheet date of June 30, 2007. These adjustments are disclosed in euro in the ABN AMRO 2006 Form 20-F and have been converted to pounds sterling at the June 30, 2007 closing exchange rate of 1.49 (€ : £) as follows:

	Carrying		Fair value
	amount	Fair value	adjustment

	£m	£m	£m
Financial Assets
Interest earning securities held-to-maturity	2,503	2,526	23
Loans & receivables — customer	297,487	299,725	2,238

Total	299,990	302,251	2,261

Financial Liabilities
Due to banks	126,167	126,162	(5)
Due to customers	243,210	243,156	(54)
Issued debt securities	133,897	133,243	(654)

Total	503,274	502,561	(713)

The above adjustments exclude the impact of professional securities transactions. The following methods and significant assumptions have been applied in determining the fair values of financial instruments carried at cost:

i.	The fair value of assets maturing within 12 months is assumed to approximate their carrying amount.

ii.	The fair value of demand deposits and savings accounts (included in due to customers) with no specific maturity is assumed to be the amount payable on demand at the balance sheet date.

iii.	The fair value of variable rate financial instruments is assumed to be approximated by their carrying amounts and, in the case of loans, does not, therefore, reflect changes in their credit quality, as the impact of credit risk is recognised separately by deducting the allowances for credit losses from both carrying amounts and fair values.

iv.	The fair value of fixed-rate loans and mortgages carried at amortised cost is estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans. Changes in the credit quality of loans within the portfolio are not taken into account in determining gross fair values, as the impact of credit risk is recognised separately by deducting the amounts of the allowances for credit losses from both carrying amounts and fair values.

(c)	Removal of remaining existing goodwill, intangible assets and related deferred tax assets in ABN AMRO (£4,792m). The recognition of estimated purchased goodwill and intangible assets of £23,852m arising from the proposed combination and the deferred tax asset (£109m) in relation to the recognition of the post retirement employee benefit liabilities at the balance sheet date (see adjustment (e) below). The calculation of goodwill is based on the closing price of Barclays ordinary shares of £5.825 as listed on the LSE Daily Official List on September 7, 2007 and the split of goodwill and intangible assets arising from the proposed combination has been based on a ratio of 70 : 30 in line with historical combinations within the financial services industry.

(d)	Adjustment reflecting the difference between carrying value and fair value of ABN AMRO subordinated liabilities at the balance sheet date of June 30, 2007. This adjustment is disclosed in euros in the ABN AMRO 2006 Form 20-F and has been converted to pounds sterling at the June 30, 2007 closing exchange rate of 1.49 (€ : £) as follows:

	Carrying		Fair value
	amount	Fair value	adjustment

	£m	£m	£m
Subordinated liabilities	12,895	12,996	101

Total	12,895	12,996	101

An additional adjustment is required to represent the fair value of the ABN AMRO Holding N.V. preference financing shares (DR preference shares). The price offered to the DR preference share holders as part of the Barclays offer is €0.59 for each of the 1,369,815,864 shares held as at June 30, 2007. The carrying value of the shares is €0.56 per share which leads to a fair value adjustment in subordinated liabilities of €41m (£28m).

(e)	Adjustments required to reflect the difference between carrying value and fair value of the ABN AMRO net post retirement employee benefits obligations (£413m), and the deferred tax liability associated with the recognition of intangible assets (£2,004m) and fair value adjustments to financial assets and liabilities (£761m). These adjustments are disclosed in the ABN AMRO 2006 Form 20-F.

Additional adjustment required reflecting the difference between carrying value and fair value of the ABN AMRO liabilities arising from cash settled share based payments. This adjustment is disclosed in the ABN AMRO 2006 Form 20-F and is as follows:

	Carrying		Fair value
	amount	Fair value	adjustment

	£m	£m	£m
Liabilities arising from cash settled share based payments (7,103,489 shares)	7	163	156

Total	7	163	156

Adjustments to the income statement reflect:

(f)	Amortisation of the fair value adjustments applied to the assets and liabilities of ABN AMRO. The adjustment for each individual asset and liability class is as follows and is based on amortisation of the fair value adjustment on a straight line basis over the appropriate maturity (between one and five years):

			Amortisation to the
	Fair value	Estimated	period ended
Asset/Liability class	adjustment	useful life	June 30, 2007

	£m	Years	£m
Interest earning securities held-to-maturity	23	5	2
Loans & receivables — Customer	2,238	5	224
Due to banks	5	1	2
Due to customers	54	1	27
Issued debt securities	654	1	327
Subordinated liabilities	(101)	5	(10)

Total	2,873		572

(g)	Amortisation of the estimated purchased intangible assets recognised as a result of the proposed combination. The adjustment is made up of the amortisation of purchased intangible assets recognised as a result of the combination (£716m). The value of purchased intangible assets recognised as a result of the combination is £7,155m and derives from the split of goodwill and intangible assets arising from the proposed combination being based on a ratio of 70:30 in line with historical combinations within the financial services industry. The purchased intangible assets recognised as a result of the combination will be amortised on a straight line basis over a period of five years.

(h)	Current and deferred tax credits relating to the amortisation of intangibles (£200m) and to the amortisation of the fair value adjustment applied to the assets and liabilities of ABN AMRO (£152m).

4.	Post-combination effects on income statement
      The fair value adjustments applied to the identified assets and liabilities of ABN AMRO and the purchased intangible assets recognised as part of the proposed combination (as detailed in Note 3) will be amortised on a straight line basis over the appropriate maturity (between one and five years). The pre-tax impact on the income statement for the period ending June 30, 2007 and years ending December 31, 2007 to December 31, 2011 is as follows:

	Period
	ending	Year ending	Year ending	Year ending	Year ending	Year ending
	June 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2007	2007	2008	2009	2010	2011

	£m	£m	£m	£m	£m	£m
Amortisation of fair value adjustments on financial assets and liabilities	(572)	(1,144)	(432)	(432)	(432)	(433)
Amortisation of purchased intangible assets recognised as a result of the combination	(716)	(1,431)	(1,431)	(1,431)	(1,431)	(1,431)

Total amortisation relating to the proposed combination	(1,288)	(2,575)	(1,863)	(1,863)	(1,863)	(1,864)

5.	Unaudited comparative historical and pro forma earnings per share data
      Earnings used for the basic pro forma combined earnings per share calculation is the pro forma profit attributable to the equity holders of the parent for the period ended June 30, 2007.
      The weighted average number of shares outstanding during the period ended June 30, 2007 for the combined entity is based on the estimated equivalent weighted average number of ordinary shares for Barclays following the proposed combination. For illustrative purposes, earnings per share are calculated as if the exchange of ABN AMRO shares for Barclays equivalent shares had occurred at January 1, 2007. Under the terms of the proposed combination, ABN AMRO shares are expected to be exchanged at an estimated ratio of 2.13:1, increasing the weighted average by 3,998 million shares. Additionally, new Barclays shares are to be issued to China Development Bank and Temasek, increasing the weighted average by approximately a further 888 million shares.
Calculated on an IFRS basis

£m

Profit attributable to equity holders of parent	2,786
Dilutive impact of convertible options	(13)

Profit attributable to equity holders of parent including dilutive impact of convertible options	2,773

June 30, 2007

Million
Basic weighted average number of shares in issue	6,356
Share issuance under proposed combination	4,886

Basic weighted average number of shares in issue following the proposed combination	11,242
Number of potential ordinary shares	178

Diluted weighted average number of shares	11,420

Calculated on a US GAAP basis

£m

Profit attributable to equity holders of parent	2,838
Dilutive impact of convertible options	(11)

Profit attributable to equity holders of parent including dilutive impact of convertible options	2,827

June 30, 2007

Million
Basic weighted average number of shares in issue	6,356
Share issuance under proposed combination	4,886

Basic weighted average number of shares in issue following the proposed combination	11,242
Number of potential ordinary shares	124

Diluted weighted average number of shares	11,366

Reconciliation to US GAAP
      A reconciliation of the unaudited pro forma profit attributed to equity holders of the parent under IFRS to the unaudited pro forma net income attributed to the parent company under US GAAP for the period ended June 30, 2007 and shareholders’ equity excluding minority interests under IFRS to shareholders’ equity excluding minority interests under US GAAP as at June 30, 2007 is set out below.

June 30, 2007

£m
Total pro forma profit attributed to equity holders of the parent under IFRS	2,786
US adjustments:
Goodwill	(81)
Pensions	(47)
Post-retirement benefits	(1)
Leasing	(123)
Other compensation arrangements	24
Insurance	(50)
Revaluation of property	27
Hedging	61
Financial instruments	251
Foreign exchange on available for sale securities	20
Fee and cost recognition	18
Consolidation	(20)
Securitisation	(8)
Guarantees	(2)
Classification of debt and equity	9
Loans held for sale	11
Non-financial instruments	(22)
Restructuring provisions	(22)
Other	14
Tax effect of the above items	(7)

Total pro forma net income attributed to the parent company under US GAAP	2,838

Pro forma combined basic earnings per share	25.2
Pro forma combined diluted earnings per share	24.9

June 30, 2007

£m
Total pro forma shareholders’ equity excluding minority interests under IFRS	50,756
US adjustments:
Goodwill	533
Intangible assets	(768)
Pensions	812
Post-retirement benefits	(33)
Leasing	(465)
Compensation arrangements	200
Life Assurance	(83)
Revaluation of property	(110)
Hedging	199
Financial instruments	110
Fee and cost recognition	80
Consolidation	5
Securitisation	299
Guarantees	(5)
Classification of debt and equity	188
Non-financial instruments	(25)
Tax effect of the above items	(364)

Total pro forma shareholders’ equity excluding minority interests under US GAAP	51,329